FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2000

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Initiates Phase Ib Clinical Trial for Preventing Infections Caused by Staphylococcus aureus

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor & Media Relations Contacts Art Ayres Micrologix Biotech Inc. Telephone: 604.221.9666 Toll-Free: 1.800.665.1968 Fax: 604.221.9688	Marla Gale Fleishman-Hillard Inc. Telephone: (416) 214-0701 Fax: (416) 214-0720

Micrologix Initiates Phase Ib Clinical Trial for Preventing Infections Caused by Staphylococcus aureus

Vancouver, November 28, 2000 - Micrologix Biotech Inc. announced today the initiation of a Phase Ib clinical trial for MBI 853NL, a novel drug candidate for preventing hospital-acquired infections caused by Staphylococcus aureus (S. aureus), including methicillin-resistant S. aureus (MRSA). The trial, anticipated to be completed in the second quarter of 2001, is designed to further establish the safety and to quantify the anti-S. aureus activity of MBI 853NL at escalated doses.

"A Phase I study completed earlier this year confirmed the safety of MBI 853NL when applied intranasally to people who carry S. aureus," said David Friedland, Micrologix's Director of Clinical Development. "We are conducting a Phase Ib trial to quantify the anti-S. aureus activity of MBI 853NL at various doses before proceeding to a larger Phase II clinical trial."

The trial, which is being conducted in the US, is a randomized, double-blind, placebo-controlled, dose-response study involving daily application of MBI 853NL for five days to 40 healthy volunteers who are persistent carriers of S. aureus in their nasal passages.

S. aureus: A Leading Cause of Hospital-Acquired Infections

S. aureus is one of the most important causes of the two million hospital-acquired infections that occur each year in the US. This organism is carried in the nasal passages of up to 40 percent of healthy adults. It is well established that individuals who are nasal carriers of S. aureus have an increased risk of developing serious staphylococcal infections. Patients who carry S. aureus have at least a 3.5-fold increased risk of developing a surgical wound infection, and in certain groups of dialysis patients, the risk of infection is 14-fold higher than in patients who do not carry this organism. Additionally, patients are at risk of being infected by S. aureus carried in the nasal passages of hospital workers. Studies have shown that eliminating or reducing S. aureus nasal carriage lowers the incidence of hospital-acquired infections and thus should decrease the associated cost of medical care.

The current arsenal of antimicrobial drugs for addressing S. aureus carriage is diminishing with the onset of resistance to these agents. Due to its unique mode of action, Micrologix's MBI 853NL has excellent antibiotic properties, killing both sensitive and methicillin-resistant strains of S. aureus (MRSA) and, as demonstrated in preclinical studies, does not generate resistance itself. These qualities offer significant advantages for using MBI 853NL in the infection-control practices of hospitals and as an adjunctive therapy aimed at reducing the incidence of postoperative and other S. aureus infections.

About Micrologix

Micrologix develops novel drugs targeted at severe and life-threatening diseases - particularly those caused by antibiotic-resistant bacteria. The Company's portfolio of antibiotic drug candidates is based on improved analogs of naturally occurring cationic peptides found in the host defense systems of most life forms. Micrologix currently has three drugs in clinical trials in the United States: MBI 226 for preventing catheter-related bloodstream infections in Phase III clinical trials; MBI 594AN for treating acne in Phase II; and MBI 853NL for preventing hospital-acquired Staphylococcus aureus infections in Phase I.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Canadian Venture Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.